EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors of

Capital Title Group, Inc.

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Capital Title Group, Inc. of our report dated March 3, 2003, with respect to the consolidated balance sheets of Capital Title Group Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows, which report appears in the December 31, 2002, Annual Report on Form 10-K of Capital Title Group, Inc.

Our report refers to the Company adopting the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets” which changed the Company’s method of accounting for goodwill and other intangible assets effective January 1, 2002.

/s/ KPMG LLP

Phoenix, Arizona

February 17, 2004